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                                                                EXHIBIT (a)(10)
                         GLOBAL MOTORSPORT GROUP, INC.

                                                        July 13, 1998

Dear Stockholder:

   On behalf of the Board of Directors of Global Motorsport Group, Inc. (the "Company"), I am pleased to inform you that the Company has entered into an Amended and Restated Agreement and Plan of Merger, dated as of June 28, 1998, as amended July 10, 1998 (the "Merger Agreement"), with Fremont Acquisition Company III, LLC and GMS Acquisition Corp., pursuant to which the Company has commenced a tender offer (the "Offer") to purchase for cash up to 4,820,000 (the "Tender Offer Number") outstanding shares of its Common Stock, $0.001 per value per share ("Shares"), at $21.75 per Share, net to seller in cash.

   The Merger Agreement provides that if the number of Shares tendered and not withdrawn prior to the expiration of the Offer is greater than the Tender Offer Number, then each Share so tendered will receive as consideration a combination of cash and stock on a pro rata basis. The Merger Agreement also provides that if the number of Shares tendered and not withdrawn prior to expiration of the Offer is equal to or greater than a majority of the outstanding Shares on a fully diluted basis but less than or equal to the Tender Offer Number, then the Company will pay for all such Shares and the Company and GMS Acquisition may effect the Merger as described in the enclosed Offer to Purchase.

   The Board of Directors of the Company has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the stockholders. The Board has also unanimously approved the Offer, the Merger and the Merger Agreement and recommends that stockholders accept the Offer and tender their Shares to the Company pursuant to the Offer.

   In arriving at its decision, the Board gave careful consideration to a number of factors described in the enclosed Offer to Purchase, which is an exhibit to the Company's Tender Offer Statement on Schedule 13E-4 being filed today with the Securities and Exchange Commission. The enclosed Offer to Purchase describes the Board's decisions and contains other important information relating to such decisions.

   Also accompanying this letter is a Letter of Transmittal to be used for tendering your Shares. The Offer to Purchase and Letter of Transmittal set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully and consider all factors set forth therein before making your decision with respect to the Offer.

   On behalf of the Board of Directors, management and employees of Global Motorsport Group, Inc., I thank you for the support you have given the Company.

                                                        Very truly yours,

                                                        /s/ Joseph F. Keenan

                                                        Joseph F. Keenan
                                                        Chairman of the Board